UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company (Issuer))

PULMUONE CORNERSTONE CORPORATION,

(Offeror)

PULMUONE U.S.A., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Pulmuone Cornerstone Corporation

c/o Pulmuone U.S.A., Inc.

2315 Moore Avenue

Fullerton, California 92833

Attention: Young Chul Kang, Chief Executive Officer

(714) 578-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$ 45,333,221.40	$2,529.59

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $2.70 per share, by 16,790,082, the number of outstanding shares of common stock of Monterey Gourmet Foods, Inc. as of November 6, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	2,529.59	Filing Party:	Pulmuone U.S.A., Inc.

Form or Registration No.:	Schedule TO	Date Filed:	November 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2009 (as amended or supplemented, the “Schedule TO”) by Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (together with the Common Stock, the “Shares”), of Monterey Gourmet Foods, Inc. (“MGF” or the “Company”), at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 10, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1—11.

The Offer to Purchase is hereby amended by:

(1) Inserting the following immediately after the second sentence of footnote (1) to the Company Historical and Projected Income Statements on page 20 of the Offer to Purchase:

“Losses from discontinued operations for 2007, 2008, and 2009 were $582,000, $3,736,000, and $41,000, respectively.”

(2) Inserting the following at the end of the third paragraph under the section entitled “Background of the Offer; Contacts with MGF” on page 22 of the Offer to Purchase:

“The scope of potential William Blair services was expanded in order to have those services available in the event they were required by MGF at some point in the future.”

(3) Inserting the following at the end of the last sentence of the eleventh full paragraph on page 24 of the Offer to Purchase under the section entitled “Background of the Offer; Contacts with MGF”:

“which included this increase in cash reserves. Subsequently, cash reserves returned to previous levels.”

(4) Replacing the last two paragraphs under the section entitled “Certain Legal Matters” on page 40 of the Offer to Purchase with the following:

“Litigation. On October 14, 2009, a putative class action entitled James Carrazza v. Monterey Gourmet Foods, Inc., et al.,. C.A. No. 4992-CC, was filed in the Court of Chancery in Delaware. The defendants are the Company and the members of the Company Board (collectively, the “Monterey Defendants”), and Parent and Purchaser (collectively, the “Pulmuone Defendants”). This action alleges that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement. The suit further alleges that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. The Monterey Defendants filed an Answer on November 16, 2009, denying liability and asserting affirmative defenses.

On October 16, 2009, a putative class action entitled Georg Thurmann, et al. v. Eric Eddings, et al., Case No. M101914, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. On November 12, 2009, the plaintiff in this suit filed an amended complaint repeating the earlier allegations and adding allegations that the Monterey Defendants’ disclosures respecting the Merger Agreement and the Offer and the Merger were deficient and in violation of the law of an unspecified state. On November 16, 2009 and November 17, 2009, the Monterey Defendants and the Pulmuone Defendants respectively filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were precluded by the federal Securities Litigation Uniform Standards Act (“SLUSA”) or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. On November 23, 2009, the plaintiff in this suit filed an Ex Parte Application seeking expedited discovery, and an order consolidating all three of the cases before the court (including this case, Filtsch (described below), and Figliozzi (described below)) and appointing plaintiff’s counsel and counsel for the plaintiffs in Filtsch as co-lead counsel for a putative class of Company stockholders. The court has not yet ruled on the Ex Parte Application. On November 28, 2009, counsel for the plaintiff indicated that he would file an amended complaint asserting that his client’s claims were governed by Delaware law.

On November 3, 2009, a putative class action entitled Stephen Filtsch, Custodian FBO Stephen G. Filtsch, Jr. and Julie E. Filtsch v. Monterey Gourmet Foods, Inc., et al. Case No. M102250, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and that the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. On November 17, 2009, the Monterey Defendants and the Pulmuone Defendants filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were barred by SLUSA or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. Plaintiff’s counsel joined in the motion of the plaintiff’s counsel in Thurmann to be appointed co-lead counsel for a putative class of Company stockholders.

On November 12, 2009, a putative class action entitled Senio Figliozzi v. Eric Eddings, et al., Case No. M102427, was filed in the Superior Court of California, in and for Monterey County, alleging that the Monterey Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement and the Pulmuone Defendants aided and abetted those breaches of fiduciary duties. The plaintiff in this suit also claims that the Monterey Defendants’ disclosures respecting the Merger Agreement and the Offer and the Merger were deficient and in violation of the law of an unspecified state. On November 17, 2009, the Monterey Defendants and the Pulmuone Defendants filed Demurrers or, In the Alternative, Motions to Stay, asserting that plaintiffs’ claims were barred by SLUSA or, in the alternative, should be stayed in favor the earlier-filed action in Delaware. On November 19, 2009, the plaintiff in this suit filed an Ex Parte Application seeking expedited discovery. The Monterey Defendants and the Pulmuone Defendants responded on November 20, 2009, and the court set a hearing for November 25, 2009. At the hearing, the court denied the plaintiff’s Ex Parte Application, holding that the plaintiff’s claims were precluded by SLUSA. Also on November 25, 2009, the plaintiff in this suit filed an amended complaint asserting that these claims were governed by Delaware law. The plaintiff’s Ex Parte Application was refiled on November 30, 2009.

Among other relief, plaintiffs in each of these actions seek an order enjoining the Monterey Defendants and the Pulmuone Defendants from proceeding with the Offer and the Merger, as well as rescissionary damages, restitution, and attorneys’ fees. The Pulmuone Defendants believe that the claims asserted in each of these actions against them are without merit and intend to defend them vigorously. Discovery has not commenced, and no trial date has been set in any of these actions. The parties do not expect any of these lawsuits to have an impact on the completion of the Offer or the Merger, however, even a meritless lawsuit may potentially delay consummation of the Offer and the Merger.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PULMUONE U.S.A., INC.

By:	/s/ Young Chul Kang
Name:	Young Chul Kang
Title:	Chief Executive Officer

PULMUONE CORNERSTONE CORPORATION

By:	/s/ Young Chul Kang
Name:	Young Chul Kang
Title:	Chief Executive Officer

Date: December 1, 2009

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Press release issued by Parent on November 10, 2009.

(a)(1)(H)*	Form of summary advertisement, published November 10, 2009.

(b)(1)*	Credit Facilities Commitment Letter, dated October 9, 2009, from Korea Development Bank to Pulmuone Holdings Co., Ltd. and Purchaser.

(d)(1)*	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser, and the Company.

(d)(4)*	Confidentiality Agreement between the Company and Pulmuone Holdings Co., Ltd., dated May 27, 2009.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed